-------------------------------
                                                                OMB APPROVAL
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           UNITED STATES                        OMB Number:       3235-0145
 SECURITIES AND EXCHANGE COMMISSION             Expires:   October 31, 2002
       Washington, D.C. 20549                   Estimated average burden
                                                Hours per response . . .14.90
                                                -------------------------------

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                           THE RIGHT START, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)


                         Common Stock, no par value
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 766574206
-------------------------------------------------------------------------------
                               (CUSIP Number)

                              Kenneth Abdalla
                          c/o Athanor Holdings LLC
                           9130 Sunset Boulevard
                           Los Angeles, CA 90069
                           Phone: (310) 789-7215

                              with a copy to:

                             Frank Golay, Esq.
                            Sullivan & Cromwell
                           1888 Century Park East
                           Los Angeles, CA 90067
                               (310) 712-6600
-------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                             September 5, 2001
-------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



-------------------------------------------------------------------------------
  CUSIP No.           766574206                           Page 2 of 10 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Athanor Holdings, LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)      [  ]
                                                           (b)      [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)        [  ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware limited liability company
-------------------------------------------------------------------------------
                  7        SOLE VOTING POWER

                           11,761,409 (1)(2)
  NUMBER OF       -------------------------------------------------------------
   SHARES         8        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 -0-
   EACH           -------------------------------------------------------------
 REPORTING        9        SOLE DISPOSITIVE POWER
  PERSON
   WITH                    11,761,409 (1)(2)
                  -------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           -0-
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,761,409 (1)
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [X] (3)

-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        63.6%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        00
-------------------------------------------------------------------------------
(1)      Reporting person beneficially owns (i) 11,918.815 shares of Series
         E Convertible Preferred Stock convertible into 8,334,836 shares of Common Stock and (ii) a note convertible into 3,426,573 shares of Common Stock, in each case, subject to shareholder approval of the conversion feature and authorization of sufficient shares of Common Stock for issuance upon conversion and, in the case of the note, prior to September 5, 2002, subject to the occurrence of certain material corporate transactions.

(2) Power is exercised through the managing members of Athanor Holdings, LLC. The managing members are Kenneth Abdalla and Vincent Smith.

(3) Excludes certain shares of Common Stock and securities convertible into Common Stock held by or under the control of Kayne Anderson Capital Advisors, L.P. and its affiliates and Fred Kayne. See Item 5(a)(ii).


-------------------------------------------------------------------------------
  CUSIP No.          766574206                        Page  3 of 10 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Kenneth Abdalla
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)      [  ]
                                                            (b)      [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)        [  ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. citizen.
-------------------------------------------------------------------------------
                  7        SOLE VOTING POWER

                           -0-
 NUMBER OF         -------------------------------------------------------------
  SHARES          8        SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                  11,761,409(1)
  EACH            -------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
 PERSON
  WITH                      -0-
                  -------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           11,761,409(1)
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,761,409(1)
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [X](2)

-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        63.6%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
-------------------------------------------------------------------------------
(1) Solely in his capacity as managing member of Athanor Holdings, LLC which beneficially owns securities convertible into 11,761,409 shares of Common Stock. See footnote (1) on page 2.

(2) Excludes certain shares of Common Stock and securities convertible into Common Stock held by or under the control of Kayne Anderson Capital Advisors, L.P. and its affiliates and Fred Kayne. See Item 5(a)(ii).



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  CUSIP No.          766574206                        Page  4 of 10 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Vincent Smith
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      [  ]
                                                                  (b)      [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)        [  ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. citizen.
-------------------------------------------------------------------------------
                  7        SOLE VOTING POWER

                            -0-
     NUMBER OF
       SHARES     ------------------------------------------------------------
    BENEFICIALLY  8        SHARED VOTING POWER
      OWNED BY
        EACH               11,761,409(1)
     REPORTING    -------------------------------------------------------------
       PERSON      9        SOLE DISPOSITIVE POWER
        WITH
                            -0-
                  -------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                          11,761,409(1)
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,761,409(1)
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [X](2)

-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        63.6%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
-------------------------------------------------------------------------------
(1) Solely in his capacity as managing member of Athanor Holdings, LLC which beneficially owns securities convertible into 11,761,409 shares of Common Stock. See footnote (1) on page 2.

(2) Excludes certain shares of Common Stock and securities convertible into Common Stock held by or under the control of Kayne Anderson Capital Advisors, L.P. and its affiliates and Fred Kayne. See Item 5(a)(ii).


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, no par value, (the "Common Stock") of The Right Start, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 26610 Agoura Road, Suite 250, Calabasas, CA, 91302.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c) The persons filing this statement (the "Reporting Persons") are:

         Athanor Holdings, LLC

         Athanor Holdings, LLC, a Delaware limited liability company ("Athanor") established in June of 2001, holds the investments of Kenneth Abdalla and Vincent Smith in the Issuer. Messrs. Abdalla and Smith both serve as managing members of and each has a 50% equity interest in Athanor. The principal business address of Athanor is 9130 Sunset Boulevard, Los Angeles, CA, 90069.

         Kenneth Abdalla

         Mr. Abdalla is a managing member of Waterton Management LLC, a Los Angeles-based private investment firm. The principal business address of Mr. Abdalla and Waterton Management is 9130 Sunset Boulevard, Los Angeles, CA, 90069.

         Vincent Smith

         Mr. Smith is the chief executive officer of Quest Software, Inc. The principal business address of Mr. Smith and Quest Software is 8001 Irvine Center Drive, Suite 200, Irvine, CA, 92618.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Abdalla and Mr. Smith are each a citizen of the United States of America.

         In addition, by reason of the stockholders agreement described in
Item 6, the Reporting Persons together with Fred Kayne and Kayne Anderson Capital Advisors, L.P. and its affiliates (collectively, "Kayne Anderson") may be deemed to constitute a "group" ("Group") as such term is used in
Section 13(d)(3) of the rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except for the stockholders agreement described in Item 6, none of the Reporting Persons has any affiliation or agreement or other arrangement relating to the Issuer or securities of the Issuer with any Kayne Anderson party. Neither the fact of this filing nor anything contained herein constitutes an admission by the Reporting Persons that a Group exists, and the existence of any such Group is hereby expressly disclaimed. The Reporting Persons also expressly disclaim any beneficial ownership in any Common Stock beneficially owned by Kayne Anderson, who separately file statements on Schedule 13D with respect to their beneficial ownership of the Issuer's securities.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Athanor Holdings, LLC

         The source and amount of funds used in making the purchases of the securities convertible into shares of Common Stock reported herein were available working capital of Athanor in the amount of $11,918,815 for the Series E Convertible Preferred Stock (the "Preferred Stock") and $4,900,000 for the $4,900,000 aggregate principal amount subordinate convertible pay-in-kind note due September 4, 2002 (the "Convertible Note"). The available working capital of Athanor was derived from the capital contributions of Kenneth Abdalla and Vincent Smith, the managing members of Athanor Holdings.

         Kenneth Abdalla

         Mr. Abdalla's capital contributions to Athanor Holdings were derived from personal funds.

         Vincent Smith

         Mr. Smith's capital contributions to Athanor Holdings were derived from personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

         The Preferred Stock and the Convertible Note of the Issuer were purchased for investment purposes (including to provide the Issuer with a portion of the funds for it to acquire the assets of Zany Brainy, Inc. on September 5, 2001), in order to appoint directors of the Issuer and to influence, but not control, the direction and management of the Issuer. Each Reporting Person evaluates on an ongoing basis the Issuer's financial condition, business operations and prospects, market price of the Issuer's Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plan and intentions at any time, as it deems appropriate. In particular, each Reporting Person may consider the disposition of or purchase of additional shares of Common Stock or other securities of the Issuer convertible into Common Stock, which may be effected at any time and from time to time through market transactions, registered offerings, block trades, privately negotiated transactions or otherwise. Following the transaction reported hereunder, Athanor will have the right to appoint 3 members of the board of directors of the Issuer. See
Item 6 for a description of certain agreements relating to the election of directors.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a) (i) For each Reporting Person, the aggregate number of shares of Common Stock owned and corresponding percentage of the total outstanding Common Stock of the Issuer is, as of September 5, 2001, as follows:

         Athanor

         Athanor beneficially owns 11,918.815 shares of Preferred Stock convertible into 8,334,836 shares of Common Stock and the Convertible Note convertible into 3,426,573 shares of Common Stock which together equal 63.6% of the Issuer's outstanding Common Stock (based on 6,717,275 shares of Common Stock outstanding plus 11,761,409 shares issuable upon conversion of the Preferred Stock and Convertible Note owned by the Reporting Persons) and 43.6% on a fully diluted basis (based on an additional 8,472,718 shares issuable upon conversion of convertible securities owned or controlled by Kayne Anderson). The convertibility of the Preferred Stock and the Convertible Note is subject to approval by the shareholders of the Issuer and authorization of sufficient shares of Common Stock for issuance upon conversion and, in the case of the Convertible Note, prior to September 5, 2002, subject to the occurrence of certain material corporate transactions. The Issuer has the option to pay interest due on the Convertible Note in the form of additional convertible notes convertible into Common Stock.

         Athanor expressly disclaims any beneficial ownership in any Common Stock held or controlled by Kayne Anderson notwithstanding the stockholders agreement with Athanor with respect to such Common Stock as described in
Item 6.

         Kenneth Abdalla

         Mr. Abdalla owns, solely in his capacity as a managing member of Athanor, 11,918.815 shares of Preferred Stock convertible into 8,334,836 shares of Common Stock and the Convertible Note convertible into 3,426,573 shares of Common Stock which together equal 63.6% of the Issuer's outstanding Common Stock (based on 6,717,275 shares of Common Stock outstanding plus 11,761,409 shares issuable upon conversion of the Preferred Stock and Convertible Note owned by the Reporting Persons). The convertibility of the Preferred Stock and the Convertible Note is subject to approval by the shareholders of the Issuer and authorization of sufficient shares of Common Stock for issuance upon conversion and, in the case of the Convertible Note, prior to September 5, 2002, subject to the occurrence of certain material corporate transactions. The Issuer has the option to pay interest due on the Convertible Note in the form of additional convertible notes convertible into Common Stock.

         Mr. Abdalla expressly disclaims any beneficial ownership in any Common Stock held or controlled by Kayne Anderson notwithstanding the voting rights of Athanor with respect to such Common Stock pursuant to the stockholders agreement as described in Item 6.

         Vincent Smith

         Mr. Smith owns, solely in his capacity as a managing member of Athanor, 11,918.815 shares of Preferred Stock convertible into 8,334,836 shares of Common Stock and the Convertible Note convertible into 3,426,573 shares of Common Stock which together equal 63.6% of the Issuer's outstanding Common Stock (based on 6,717,275 shares of Common Stock outstanding plus 11,761,409 shares issuable upon conversion of the Preferred Stock and Convertible Note owned by the Reporting Persons). The convertibility of the Preferred Stock and the Convertible Note is subject to approval by the shareholders of the Issuer and authorization of sufficient shares of Common Stock for issuance upon conversion and, in the case of the Convertible Note, prior to September 5, 2002, subject to the occurrence of certain material corporate transactions. The Issuer has the option to pay interest due on the Convertible Note in the form of additional convertible notes convertible into Common Stock.

         Mr. Smith expressly disclaims any beneficial ownership in any Common Stock held or controlled by Kayne Anderson notwithstanding the voting rights of Athanor with respect to such Common Stock pursuant to the stockholders agreement as described in Item 6.

         (ii) By reason of the stockholders agreement and operation of
Section 13(d) of the Exchange Act as described in Item 2, the Reporting Persons may be deemed to beneficially own an additional (i) 2,151,102 shares owned by Fred Kayne and (ii) 8,071,372 shares owned or controlled by Kayne Anderson Capital Advisors and its affiliates, which together equal approximately 67.3% of the Issuer's outstanding Common Stock (based on 6,717,275 shares of Common Stock outstanding plus 8,472,718 shares issuable upon conversion of convertible securities owned or controlled by Kayne Anderson) and 37.9% on a fully diluted basis (based on an additional 11,761,409 shares issuable upon conversion of the Preferred Stock and Convertible Note). The information with respect to the beneficial ownership by Kayne Anderson is based on information supplied by, or on behalf of, Kayne Anderson and no Reporting Person makes any representation or guarantee as to the completeness or accuracy of this information. As indicated above, the Reporting Persons also expressly disclaim any beneficial ownership in any Common Stock beneficially owned by Kayne Anderson.

         (b) Subject to the stockholders agreement described in Item 6, the voting and investment power with respect to the shares of Common Stock for which the Reporting Persons claim beneficial ownership is as follows:

         Athanor

         Athanor has sole voting and investment power with respect to the 11,918.815 shares of Preferred Stock convertible into 8,334,836 shares of Common Stock and the Convertible Note convertible into 3,426,573 shares of Common Stock.

         Kenneth Abdalla

         Mr. Abdalla shares, solely in his capacity as a managing member of Athanor, voting and investment power with respect to 11,918.815 shares of Preferred Stock convertible into 8,334,836 shares of Common Stock and the Convertible Note convertible into 3,426,573 shares of Common Stock with Mr. Smith, solely in his capacity as a managing member of Athanor.

         Vincent Smith

         Mr. Smith shares, solely in his capacity as a managing member of Athanor, voting and investment power with respect to 11,918.815 shares of Preferred Stock convertible into 8,334,836 shares of Common Stock and the Convertible Note convertible into 3,426,573 shares of Common Stock with Mr. Abdalla, solely in his capacity as a managing member of Athanor.

 (c) Except for the purchase on September 5, 2001, of (i) 11,918.815 shares of Preferred Stock at $1,000 per share and an aggregate purchase price of $11,918,815 and (i) the Convertible Note for $4,900,000, no transactions in the shares of Common Stock or securities convertible into Common Stock were effected by the Reporting Persons during the past 60 days. To the best knowledge of the Reporting Persons, transactions in Common Stock by Kayne Anderson during the past 60 days were as follows:

                                         Common Stock                Stock
  Date                Type             # of shares                   Price        Where/how transaction
  ----                ----             -----------                   ------       ----------------------

08/21/01                 Buy                 12,000                  $3.00        Nasdaq

09/05/01                 Buy              1,429,153(1)               $2.31        Directly with Issuer

09/05/01                 Buy              2,200,000(2)               $2.50        Directly with Issuer


(1) Issuable upon conversion of the Series F Convertible Preferred Stock. The Reporting Persons expressly disclaim any beneficial ownership of any of the Series F Convertible Preferred Stock (or the Common Stock into which such stock is convertible) owned by Kayne Anderson.


(2) Issuable upon conversion of the Series G Convertible Preferred Stock. The Reporting Persons expressly disclaim any beneficial ownership of any of the Series G Convertible Preferred Stock (or the Common Stock into which such stock is convertible) owned by Kayne Anderson.




         The information with respect to the transactions by Kayne Anderson set forth above is based on information supplied by, or on behalf of, Kayne Anderson and no Reporting Person makes any representation or guarantee as to the completeness or accuracy of this information.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Fred Kayne and Kayne Anderson Investment Management, Inc., the general partner of Kayne Anderson Capital Advisors, L.P. ("KAIM"), have agreed in a stockholders agreement with Athanor in connection with the Investment Agreement, as amended, between Athanor and the Issuer that it or he, as applicable, will (i) convert all convertible securities held by them (other than employee or director options) no later than such time as Athanor converts its Preferred Stock, and (ii) vote all securities of the Issuer that are entitled to vote thereon in favor of (A) all matters necessary to approve the conversion of the Convertible Note and the Preferred Stock (including a vote to approve making convertible preferred stock issued prior to the Preferred Stock pari passu with the Preferred Stock) and (B) the election of 3 directors designated by Athanor until Athanor holds less than 20% of the outstanding Common Stock, 2 directors until Athanor holds less than 15% and 1 director until Athanor holds less than 10% (in each case, calculated on the basis as if all the convertible securities held by Kayne Anderson and Athanor have been converted). Athanor has agreed that it will vote all shares held by it in favor of (i) the election of 3 directors designated jointly by KAIM and Fred Kayne until such parties hold less than 20% of the outstanding Common Stock, 2 directors until such parties hold less than 15% and 1 director until such parties hold less than 10% and (ii) the election of the CEO of the Issuer as a member of the Issuer's board of directors.

         In connection with the purchase of the Preferred Stock and the Convertible Note by Athanor, the Issuer has granted Athanor certain registration rights with respect to the Common Stock underlying those securities. Athanor may exercise these rights and, following the filing of an effective registration statement with the SEC, Athanor may sell Common Stock under such registration statement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

99.1 Stockholders Agreement, dated as of August 15, 2001, among Athanor, Kayne Anderson Investment Management and Fred Kayne.

99.2 Form of Amendment No. 1 to the Stockholders Agreement, dated as of September 5, 2001, among Athanor, Kayne Anderson Investment Management and Fred Kayne.

99.3 Investment Agreement, dated as of August 15, 2001, between the Issuer and Athanor.

99.4 Form of Amendment No. 1 to the Investment Agreement, dated as of September 5, 2001, between the Issuer and Athanor.


SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: September 17, 2001



By:      Athanor Holdings, LLC



                  By:      /s/ Kenneth Abdalla
                        ----------------------------------------------
                           Kenneth Abdalla
                           Managing Member






By:      Kenneth Abdalla

                           /s/ Kenneth Abdalla

                        ----------------------------------------------

                        Kenneth Abdalla



By:      Vincent Smith

                           /s/ Vincent Smith

                        ----------------------------------------------
                        Vincent Smith